SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATAKEY, INC.

(Name of Subject Company)

DATAKEY, INC.

(Name of Person Filing Statement)

Common Stock, $0.05 par value

and
Convertible Preferred Stock, $2.50 liquidation value
(Title of Class of Securities)

237909 10 6

(CUSIP Number of Class of Common Stock)
(No CUSIP for Convertible Preferred Stock)

David A. Feste

Datakey, Inc.
407 West Travelers Trail
Burnsville, MN 55337
(952) 890-6850
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Elizabeth M. Reiskytl

Fredrikson & Byron, P.A.
200 South Sixth Street
Minneapolis, MN 55402-1425
Tel: (612) 492-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address

      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9” or this “Statement”) relates is Datakey, Inc., a Minnesota corporation (“Datakey” or “the Company”). Datakey’s principal executive offices are located at 407 West Travelers Trail, Burnsville, Minnesota 55337 and its telephone number is (952) 890-6850.

(b) Securities

      The title of the class of the equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 relates is the Company’s Common Stock, par value $0.05 per share (the “Common Stock”) and the Company’s Convertible Preferred Stock, liquidation value $2.50 per share (“Convertible Preferred Stock”). As of September 15, 2004, there were 11,767,254 shares of Common Stock and 150,000 shares of Convertible Preferred Stock outstanding.

Item 2.	Identity and Background of Filing Person.

      The filing person is the subject company. The name, business address and business telephone number of the Company are as set forth in “Item 1. Subject Company Information.”

      This Statement relates to the tender offer by Snowflake Acquisition Corp., a Minnesota corporation, (“Purchaser”), and a wholly-owned subsidiary of SafeNet, Inc. (“SafeNet”), a Delaware corporation, to purchase (i) all of the outstanding shares of Datakey Common Stock at a purchase price of $.65 per share, and (ii) all outstanding shares of Convertible Preferred Stock, (the Convertible Preferred Stock, together with the Common Stock, the “Shares”), for $2.50 per share of Convertible Preferred Stock, with each such cash amounts set forth in (i) and (ii) net to the seller in cash. The purchase is upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer to Purchase is being mailed with this Statement and is filed herewith as Exhibit (e)(1) and incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (the “Tender Offer Statement” or “Schedule TO”) dated September 21, 2004 filed by SafeNet and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 21, 2004.

      The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 9, 2004 (the “Merger Agreement”), by and among the Company, SafeNet and Purchaser, a copy of which is filed herewith as Exhibit (e)(2) and incorporated herein by reference. Pursuant to the Merger Agreement, following the completion of the Offer and satisfaction or waiver of certain conditions specified in the Merger Agreement, the Purchaser will be merged with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares owned by Purchaser or its affiliates), and other than Shares held by shareholders who properly exercise dissenters’ rights under the Minnesota Business Corporation Act (the “MBCA”) will be converted into the rights to receive the per share amount of $.65 for the Common Stock and $2.50 for the Convertible Preferred Stock.

      The Offer is disclosed in the Tender Offer Statement. If, after the completion of the Offer, Purchaser and its affiliates own at least 90% of the outstanding shares of each class of Company Stock (Common Stock and Convertible Preferred Stock), SafeNet will then be permitted under Minnesota law to effect a “short-form” merger with Purchaser without the approval of Company’s Board of Directors or the remaining holders of Company Shares.

      SafeNet and Datakey have also entered into a Secured Loan Purchase Agreement dated September 9, 2004, pursuant to which SafeNet agreed to loan approximately $2.2 million to Datakey to repay the principal and interest due on outstanding convertible promissory notes of Datakey. In connection with the loan, Datakey issued a promissory note to SafeNet bearing interest at a rate of 10% per annum (the “Note”). The entire outstanding principal balance of the Note and all accrued and unpaid interest thereon is due and payable on September 9, 2005.

      The Note cannot be prepaid prior to December 31, 2004 and Datakey’s obligations under the Note are secured by all of the assets of Datakey pursuant to a general security agreement and an intellectual property security agreement by and between Datakey and SafeNet. If under certain circumstances, Datakey enters into certain acquisition transactions with a party or parties other than SafeNet or its affiliates prior to the Note being paid in full, then SafeNet is entitled to receive an additional $500,000 payment in addition to the principal and interest due under the note.

      The Loan Agreement is more fully described in Section 13 of the Offer to Purchase under the title “The Merger Agreement and Other Agreements,” which Offer to Purchase is being mailed to shareholders together with this Statement.

      The Schedule TO states that the principal executive offices of each of SafeNet and Purchaser are located at 4690 Millennium Drive, Belcamp, Maryland 21017, and the telephone number at that address is (443) 327-1200.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

      Certain agreements, arrangements or understandings between the Company or its affiliates and its directors and executive officers and between the Company and SafeNet are, except as noted below, described in the Information Statement pursuant to 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder (the “Information Statement”), that is attached as Annex I to this Statement and incorporated in this Statement by reference. Except as described in this Statement (including the Annexes and Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement by reference, to the knowledge of Datakey, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Datakey or its affiliates and (i) Datakey’s executive officers, directors or affiliates, or (ii) SafeNet, Purchaser or their respective executive officers, directors or affiliates.

The Merger Agreement

      The summary of the Merger Agreement and the description of the conditions of the Offer is contained in Sections 13 and 14, respectively, of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(2) to this Statement and is incorporated in this Statement by reference.

Interests of Certain Persons

      Certain members of Datakey’s management and its Board of Directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Datakey shareholders generally. The Datakey Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement. As described below, consummation of the Offer will constitute a change in control of Datakey for purposes of determining the entitlements due to the executive officers to certain benefits.

Effects of the Offer and the Merger under Datakey’s Stock Option Plans and Agreements and Arrangements between Datakey, Inc. and its Executive Officers

Stock Options

      Options with exercise prices below $.65 per Share will be cashed out, and options with exercise prices in excess of $.82 will terminate on the effective date of the Merger if not exercised. All other options will be converted into an option to purchase SafeNet common stock, par value $.01 per share having the same terms and conditions as the Datakey options (including such terms and conditions as may be incorporated by reference into the agreements evidencing the Datakey options pursuant to the plans or arrangements pursuant to which such Datakey options were granted) with certain exceptions. The summary of the treatment of stock options under the Merger Agreement is contained in a subsection of Section 13 under “The Merger Agreement and Other Agreements — Datakey Option Plans” of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(2) to this Statement and is incorporated in this Statement by reference.

      Members of the Datakey Board of Directors (including directors serving on a special committee formed to review the transactions contemplated by the Merger Agreement), and certain Datakey officers hold options to purchase shares of Datakey Common Stock. The following chart provides the consideration these directors and officers will receive pursuant to the Merger Agreement for their options with an exercise price lower than the $0.65 Offer price pursuant to the Merger Agreement:

			Total Consideration
		Number of Shares of	from Offer
	Exercise	Common Stock Issuable	exceeding aggregate
Director/Officer	Price	Upon Exercise of Options	Exercise Price

Timothy L. Russell	$.01	2,771	$1,773.44
Eugene W. Courtney	.59	2,500	150.00
Terrence W. Glarner	.59	2,500	150.00
Thomas R. King	.59	2,500	150.00

      Messrs. Feste, Russell and Schwartzbauer also hold options to purchase 100,000, 190,000 and 135,000 shares of Datakey Common Stock, each with an exercise price of $.79 per share. These options will be converted into options to purchase SafeNet Common Stock on the terms set forth in the Merger Agreement.

Change of Control Agreements

      Change of control agreements that contain severance provisions are in effect between Datakey, Inc. and certain executive officers, including Timothy L. Russell, David A. Feste and Christopher Schwartzbauer. A description of such arrangements is included in the Section 14(f) Information Statement of Datakey, Inc. dated September 21, 2004 included as Annex I to this Statement.

Indemnification; Directors’ and Officers’ Insurance

      The summary of directors’ and officers’ indemnification and insurance arrangements under the Merger Agreement is contained in a subsection of Section 13 of the Offer to Purchase entitled “The Merger Agreement and Other Agreements — Indemnification and Insurance”, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(2) to this Statement and is incorporated in this Statement by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation of the Special Committee and the Board of Directors

      The Board, after receiving the unanimous recommendation of the Offer and the Merger by the special committee of the Board solely comprised of independent directors (the “Special Committee”), (i) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s shareholders, and (iii) unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares in the Offer.

(b) Reasons and Background of the Offer

Background

      Datakey was formed in 1976 and commenced business as a manufacturer of rugged memory keys and tokens to reliably store and transfer electronic data. For more than twenty years, “Data Keys” were integrated into a wide range of industrial and commercial applications to assist businesses operate their equipment and control their operations with electronic information. In 1991, Datakey pioneered the first cryptographic smart card used for digital signatures.

      In 2001, the traditional memory key business unit was sold and the Company’s remaining resources were focused on delivering smart card technology for access and identity management. In February 2003, Datakey announced a comprehensive solution, Datakey Axis, for simplifying access and identity management through large and medium size enterprises by consolidating credentials on one smart card giving administrators a single point to manage user identity and access.

      In the years 2001 and 2002, Datakey’s revenues were $7,257,109 and $7,814,850, respectively. Revenues in 2003 fell to $4,113,375. Revenues in 2004 are projected to reach approximately $9,000,000. Net losses in 2001, 2002 and 2003 were, respectively, $2,492,793, $2,316,743 and $4,079,227. Losses of at least $2,600,000 are projected in 2004. The cash flow deficit from operations in the years from 2001 to 2003 was $2,418,171, $1,578,520 and $2,568,307, respectively. Datakey’s cash flow deficit from operations is expected to continue into 2005, but at lower levels of cash usage. In the three years ended 2003, Datakey raised $8,172,756 in debt and equity financings. DataKey’s cash and cash equivalents on September 1, 2004 equalled approximately $506,000.

      In October 2003, in two separate transactions with a group of individual investors, including the “Baratz Group,” Datakey received $1.12 million from the exercise of existing warrants and $2.0 million from the issuance of secured convertible promissory notes with an aggregate face value of $2.0 million (the “Convertible Notes”). The Convertible Notes are due on October 17, 2004.

      At the beginning of 2004, management believed it had in its new product, Datakey Axis, a product design and technology which could drive the Company to significantly higher revenues and profitability. While Datakey Axis has performed well, sales have not met expectations. The Company believes this is primarily attributable to its customers’ continuing and growing concern over its financial status.

      Since February 2004, management has been seeking a debt or equity financing which would allow the Company to repay the Convertible Notes and allow it to strengthen substantially its marketing efforts for Datakey Axis.

      With prior approval of the Board, during the week of February 23, 2004, Tim Russell and Dave Feste, the Chief Executive Officer and Chief Financial Officer of Datakey (the Company), respectively, met with a San Francisco based investment banker whom it had engaged in September 2003 to assist Datakey in locating additional sources of funding and/or find a suitable buyer for the Company. The investment banker advised Datakey that all viable possibilities for potential investors in the Company in late 2003 had been exhausted, and that it believed the Company needed to demonstrate strong sequential revenue growth from its new Datakey Axis product before it would be a candidate for future acquisition or financing discussions. In addition, the investment banker believed the Company’s capital structure, which included substantial warrant coverage, would present challenges for the Company in obtaining equity financing in the future. In the same time frame, the Company met with two other investment bankers who reiterated these same concerns. Having received no meaningful suggestions or hope for potential discussions that could lead to a funding source, in June 2004 Datakey terminated the engagement letter with such San Francisco based investment banker.

      In late March and early April, 2004, Messrs. Russell and Feste participated in numerous telephone discussions with a number of potential institutional investors and investment bankers. None of these discussions produced any tangible interest in a Datakey financing.

      In late April, Datakey reported first quarter 2004 results that showed sequential quarterly revenue growth of 47% but nominal Datakey Axis revenue. Datakey had additional discussions and meetings with one investment bank and two institutional investors. The discussions continued into June 2004 and resulted in non-disclosure agreements being signed with each firm to initiate due diligence investigations. In addition, loan extension discussions were begun with representatives of the Convertible Note holders.

      Due diligence activities with the two institutional investors continued into June 2004. The two institutional investors indicated some interest in participating in a financing for Datakey, but not in a lead position. The investment bank informed Datakey that it would not be interested in a relationship with Datakey. The Baratz Group then introduced Datakey management to an institutional investor, and a meeting was held with such institutional investor who indicated an interest in further discussions with Datakey. In addition, Datakey communicated an investment proposal to SafeNet seeking to interest them in providing a loan to the Company of $2.0 million in consideration of licensing accommodations, but received no reply until July.

      On July 14, 2004 Mr. Russell received an unsolicited telephone call from Mr. Shelley Harrison, a member of the board of directors of SafeNet, to learn more about Datakey’s products and technologies. Mr. Harrison was assessing products and technologies for fit with SafeNet’s strategic direction and product plans. During this conversation, Mr. Harrison indicated that he was unaware of the Company’s financing proposal to SafeNet, but would investigate the proposal and provide the Company with a response.

      At various times in July 2004, Datakey met with the representative of the Convertible Note holders for the purpose of negotiating a loan extension and/or a conversion of the Convertible Notes to equity. These negotiations proved unsuccessful, but a short-term loan extension was proposed by the Baratz Group on behalf of the Convertible Note holders and communicated to Datakey on July 19, 2004. The proposed extension provided an additional three months and required that the warrants held by the note holders and the conversion rights be repriced. The Board, at a regularly-scheduled meeting on July 20, 2004, voted not to accept the representative’s proposed offer since the Board believed there was no likelihood that additional financing could be obtained before the expiration of the three-month extension. At this meeting, management advised the Board of initial and preliminary financing discussions with both the institutional investor referred to them by the Baratz Group and with SafeNet. The Board instructed management to continue discussions with both parties.

      On June 15, 2004, a non-disclosure agreement was signed with the institutional investor referred to Datakey by the Baratz Group. After initial due diligence, a preliminary, non-binding term sheet dated July 27, 2004 was sent to Datakey. The term sheet provided for a $6.2 million investment in the Company, including the $2.2 million owed to the Convertible Note holders which would have converted to an additional 12.4 million shares of Common Stock at $.50 per share.

      Messrs. Russell, Schwartzbauer and Feste met with SafeNet on July 27, 2004 in SafeNet’s offices in Belcamp, Maryland. At this meeting, SafeNet’s representative expressed an interest in pursuing strategic discussions.

      On July 28, 2004, Messrs. Russell, Schwartzbauer and Feste met with the management of a new public company with $7.0 million in new financing in their New York City offices to explore the Company’s interest in a strategic relationship. This meeting was a follow up to a meeting held at the Company’s offices on July 21, 2004 with the board chairman and a representative of an affiliated investment banker. Mr. Russell advised the Board that the meeting with this company did not result in any meaningful discussions regarding the business strategy or potential value to the Company’s shareholders, but the public company expressed an interest in further discussions with the Company regarding a merger or acquisition. The Board advised management to discontinue these discussions and initiate strategic discussions with SafeNet and to continue financing discussions with the institutional investor.

      On August 12, 2004, the Company made a presentation to the investment board of the institutional investor who remained interested in giving a financing proposal to the Company. Such investor expressed caution that they needed to complete their due diligence and stressed the importance of attaining higher levels of revenues for Datakey Axis in the third quarter. They also indicated that the financing would likely not be closed until after October 17, 2004, which would require obtaining an extension from the Convertible Note holders.

      On August 19, 2004, Tony Caputo and Shelley Harrison, SafeNet’s Chief Executive Officer/ Chairman, and member of SafeNet’s board of directors, respectively, made a personal visit to the Company to interview management. At the conclusion of this meeting Messrs. Caputo and Harrison indicated that SafeNet was interested in pursuing an acquisition of the Company but did not offer specific terms or valuation.

      At a special meeting of the Board of Directors on August 24, 2004, the Board reviewed the discussions with the institutional investor and SafeNet’s interest in acquiring the Company, and directed management to advise SafeNet that (1) the Board would consider a timely offer to purchase 100% of the outstanding Common Stock of the Company; (2) management was authorized to commence negotiations and due diligence activities with SafeNet for the purpose of receiving a non-binding term sheet; and (3) management should continue negotiations with the interested institutional investor.

      At a special meeting of the directors on August 25, 2004, Messrs. Russell and Feste reported on their meeting in Chicago on the evening of August 24, 2004 with Tony Caputo, SafeNet’s Chief Executive Officer and Chairman and Ken Mueller, SafeNet’s Chief Financial Officer. Messrs. Russell and Feste presented their view of Datakey’s value. Messrs. Caputo and Mueller then presented what they believed to be the best valuation of Datakey they could offer, which was $10.2 million. The payment could be made in one or two forms: (1) a cash tender offer of $.605 per share for Common Stock, $2.50 per share for Convertible Preferred Stock and assumption of all secured debt, which would be paid in full after successfully consummating the tender offer to shareholders; or (2) a cash tender of $.65 per share for Common, $2.50 per share for Convertible Preferred and a loan to Datakey to be used to prepay all of the Convertible Notes prior to beginning a tender offer to shareholders. Management agreed to present both options to the Board, but advised SafeNet that it would recommend Option 2 because if the tender offer is not approved by shareholders, management would have constructively received a one-year extension on its secured financing with no additional warrant coverage. A lengthy discussion ensued concerning the various issues related to the proposal. Because one of the directors had to leave the meeting, it was agreed to reconvene the meeting the next day.

      On August 26, 2004, the Board reconvened their August 25 meeting. Mr. Feste advised the Board that the SafeNet offer was superior based on management’s analysis of the quantitative and qualitative aspects of SafeNet’s offer. The Board then reviewed the specific terms of a term sheet provided by SafeNet. Based on the information provided by management, its knowledge of the terms of the two transactions still on the table, SafeNet’s stated intent to retain Datakey’s key employees, and considering the best interests of the Company and its shareholders, the Board concluded that the SafeNet proposal was the better proposal. At this meeting, Tom King, a director of Datakey and a lawyer with Fredrikson & Byron, advised the directors of their fiduciary duties to determine with due care which transaction was in the best interests of the shareholders.

      On September 3, 2004, the institutional investor sent to the Company an updated term sheet which generally reiterated the provisions of the earlier term sheet dated July 27th, except a condition of the transaction was added to the term sheet to the effect that an extension of the Datakey loan would be granted by the Convertible Note holders and in exchange, such holders would require a repricing of the exercise price of their warrants from $.77 to $.50. Mr. Russell was subsequently advised by a representative of the Convertible Note holders that such an extension would be offered, provided the Company had executed binding, definitive agreements with the institutional investor to complete the financing on the terms offered.

      From August 26, 2004 through September 8, 2004, SafeNet and Datakey and their counsel completed their due diligence investigations and conducted negotiations on a loan agreement, the proceeds of which would be used to repay the outstanding Convertible Notes, and a merger agreement. Throughout this period, the loan agreement discussions focused on the term of the loan and on what type of restrictions on the conduct of Datakey’s business would be acceptable during the note term if the merger agreement was terminated. There were also discussions related to the amount of the fee to be paid by Datakey in the event the loan was prepaid as a result of the Board’s acceptance of a superior merger offer. Initial drafts of the merger and loan agreements were received by the Company on August 30, 2004.

      During the period from August 24, 2004 through September 8, 2004, there were numerous informal telephone conferences and correspondence between the directors of the Company and management related to the terms and conditions of the merger agreement. Specific discussions were held regarding a Stockholders’ Agreement which was to be signed by two significant shareholders, officers and directors. In such agreements, the parties agreed to vote their stock in favor of the merger. Datakey also agreed to a Stock Option Agreement to be executed by SafeNet in the event SafeNet did not receive 90% of the outstanding shares of each class of stock pursuant to the Tender Offer. The right to exercise its option would allow SafeNet to achieve a 90% holding of Datakey stock and effect a merger in which all the remaining shareholders would receive the same consideration paid to the other shareholders in return for all of their Datakey Common Stock.

      On September 7, 2004, at SafeNet’s Headquarters in Belcamp, Maryland, Carole Argo and Phil Saunders of SafeNet and Tim Russell and Chris Schwartzbauer of Datakey met to review management and staffing of Datakey were it to be acquired by SafeNet.

      On September 9, 2004, the Board was convened to review the proposed transaction. Present at the meeting were two representatives of the Manchester Financial Group, LLC, retained by the Board to provide an opinion of fairness, from a financial point of view, of the consideration to be paid by SafeNet to the holders of Datakey’s common stock. Also present at the meeting was David Feste, the Company’s Chief Financial Officer. The Board of Directors then proceeded to appoint a special committee of independent directors, Terrence Glarner and Gene Courtney, to separately approve the merger of Datakey and a SafeNet subsidiary and all related agreements.

      The Board and the Special Committee then reviewed in detail the financial implications of both transactions. The Manchester representatives assisted the Board and the Special Committee in analyzing the two transactions from a financial point of view. Based on the foregoing, the Board and Special Committee determined that the SafeNet merger was superior to the financing proposal of the institutional investor. The Manchester representatives then provided to the Board and the Special Committee written materials supporting their analysis of the consideration to be received by the Datakey shareholders in the SafeNet offer and merger. The Manchester representatives informed the Board and the Special Committee that Manchester was of the opinion that the consideration to be paid by SafeNet to the holders of Datakey common stock was fair, from a financial point of view, to the holders of Datakey common stock. The Manchester representatives advised the Board and Special Committee that it would provide a written opinion to this effect later in the day. Copies of the written fairness opinion describing the assumptions made, matters considered and scope of review undertaken by Manchester are attached to this Statement as Exhibit (a)(3).

      Following these presentations, Fredrikson & Byron, counsel for Datakey, reviewed the terms of the loan, merger, stockholder and stock option agreements and discussed recent changes in the agreements, key provisions and legal review of the agreements, especially those relating to the non-solicitation provisions, termination fee and termination provisions. A representative of Fredrikson & Byron responded to various questions raised by the Board and Special Committee. After extensive discussions between all parties at the meeting, the Datakey Board and the Datakey Special Committee each voted unanimously to approve the loan agreement, merger agreement, stockholders’ agreement and the transactions contemplated by the merger agreement, including the offer and the merger. That evening, SafeNet and Datakey executed the merger, loan and stock option agreements and Datakey officers, directors and two key shareholders executed the stockholders’ agreements. Thereafter, SafeNet and Datakey issued a joint press release announcing the execution of the merger agreement and the proposed acquisition of Datakey.

      On September 10, 2004, management informed the Baratz Group that the Convertible Note holders would receive their note principal and accrued interest on each note holder’s Convertible Note payable on Monday, September 13, 2004. On September 14, counsel for the Baratz Group informed Company’s counsel that it was their view that the Convertible Note holders are owed an additional $500,000 payment under the Secured Convertible Promissory Note Purchase Agreement dated October 17, 2003. Such counsel also makes other claims related to its board observation rights and the Board’s failure to maximize value to all equity owners, and threatens to bring action against the Company and its directors for monetary damages or injunctive relief. Datakey denies all such claims and intends to defend all actions taken against it by the Convertible Note holders.

Reasons for the Recommendation of the Datakey Board and Special Committee

      In reaching their recommendation described above regarding the transaction, the Datakey Board and Special Committee considered a number of factors, including without limitation, the following:

•	On October 17, 2004, the Company is required to pay the Convertible Note holders approximately $2.2 million. The Company does not have the capital resources to make the payment. It had three alternatives: (1) seek a conversion or extension from the note holders; (2) conduct another private financing; or (3) sell the Company. The representatives of the Convertible Note holders advised the Company they would only extend the notes for three months for which they would require a repricing of the note holders’ warrants and conversion rights to the then current market price of the Datakey stock. The Board would not accept these terms. In regard to seeking another private financing, the Board, after seven months, had only one non-binding term sheet for a private financing of $6.2 million (including a conversion of the Convertible Notes) at $.50 per share. This financing, if closed, and there was no guarantee the financing would be closed, would have resulted in a change of control of Datakey. The Board and Special Committee believed the sale of the Company to SafeNet was in the best interests of the shareholders.

•	The Company has not generated positive cash flow from operations since its fiscal year ended December 31, 1995. Management currently forecasts to be nominally cash flow positive by the end of 2005. Even if the proposed financing by the institutional investor had been accepted, the Company would have required additional financing late in 2005 and there was no assurance that any such financing could be obtained and, if obtained, that the financing would not be on significantly worse terms.

•	The future of the Company depends primarily on the market acceptance of Datakey Axis. Sales of Datakey Axis have not met projections to date. Management believes that the disappointing sales to date are primarily attributable to Datakey’s uncertain financial status. Without substantial long-term financing, management believes that sales of Datakey Axis will continue to lag which will make any future financings on reasonable terms unlikely.

•	From August 1, 2004 through September 9, 2004, the closing price of Datakey stock has ranged from a low of $.32 per share on August 31, 2004 to a high of $.53 per share on August 11, 2004. The transaction price of $.65 per share represents a 29.2% premium over the closing price of $.46 per share on September 9, the last day of trading prior to the announcement of the merger.

•	The presentation made by management, with the assistance of Manchester Financial Group LLC, regarding the financial implications of the proposed institutional equity financing.

•	The opinion of management that in terms of the best interests of the Datakey shareholders, the SafeNet merger was superior to the proposed institutional financing.

•	The presentation made by Manchester Financial Group LLC to the Board and Special Committee of Datakey and its opinion that the price of $.65 per share to be received by the holders of the Company’s common stock is fair, from a financial point of view, to such shareholders.

•	There has been an ongoing and extensive review of financial and strategic alternatives since April 2003, which, for the most part, have been unsuccessful. The Board and the Special Committee took into account the substantial difficulties Datakey had in generating interest in Datakey as a strategic partner or as an investment vehicle and the significant risks it faced as a small cap stand alone information security company.

•	The Company’s ability to generate a rate of growth acceptable to the stock market depends on its ability to provide strong market coverage of its current products . Without a strong balance sheet, its ability to compete with larger, better established companies is difficult.

(c) Intent to Tender

      After reasonable inquiry and to the best of Datakey’s knowledge, each executive officer, director, and two significant shareholders of Datakey currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all shares of Company Common Stock or Convertible Preferred Stock held of record or beneficially owned by such person or entity to Purchaser in the Offer. In addition, pursuant to Stockholder Agreements signed by all directors, including the members of the Special Committee, and executive officers of the Company and two significant shareholders, in connection with the Merger Agreement, such persons have agreed to validly tender their shares and do not intend to withdraw tendered shares.

Item 5.	Person/ Assets, Retained, Employed, Compensated or Used.

      On August 30, 2004, the Company entered into an engagement letter (the “Letter Agreement”) to engage Manchester Financial Group, LLC (“Manchester”) to render an opinion as to the fairness, from a financial point of view, of the consideration payable to the holders of Company Common Stock in connection with the proposed offer and merger. The Company agreed to pay Manchester a fee of $60,000 for such opinion. The Company also agreed to pay Manchester’s reasonable out-of-pocket expenses, including fees and disbursements of counsel, incurred in carrying out its duties under the Letter Agreement and to indemnify Manchester against certain liabilities arising out of or in connection with its engagement.

      Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to shareholders with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

      During the past 60 days, neither the Company nor, to the Company’s knowledge, any of its executive officers, directors, or affiliates, have effected any transaction in shares of Common Stock.

Item 7.	Purposes of the Transaction and Plans or Proposals.

      Except as described in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company or any other person. In addition, the Company has not become involved with any other plans, proposals or negotiations that relate to any extraordinary transaction, such as a merger, reorganization or liquidation, the purchase, sale or transfer of a material amount of Company assets, or any material change in its dividend policy, or indebtedness or capitalization of the Company.

Item 8.	Additional Information.

Appraisal Rights

      Holders of shares of Company Common Stock do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger, if Purchaser proceeds with the Merger. A description of these appraisal rights, including the procedures shareholders must follow in order to effectively demand and perfect such rights is contained in Section 12 and Annex II of the Offer to Purchase, which is being mailed to shareholders together with this Statement and filed as an exhibit to the Schedule TO, and is incorporated in this Statement by reference. Failure to follow the steps required by the applicable provisions of the MBCA for the preservation and exercise of appraisal rights may result in the loss of such rights.

Section 14(f) Information Statement

      The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser pursuant to the Merger Agreement, of certain persons to be appointed to the Datakey Board other than at a meeting of Datakey shareholders and the information therein is incorporated in this Statement by reference.

Short-Form Merger Provisions

      Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of each class of Datakey stock (Common Stock and Convertible Preferred Stock), Purchaser will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of Datakey shareholders.

Item 9.	Exhibits.

      The following Exhibits are filed herewith:

Exhibit	Description

(a)(1)	Offer to Purchase, dated September 21, 2004 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of SafeNet, Inc. and Snowflake Acquisition Corp. filed on September 21, 2004.)
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of SafeNet, Inc. and Snowflake Acquisition Corp. filed on September 21, 2004.)
(a)(3)	Opinion of Manchester Financial Group, LLC dated September 9, 2004.
(a)(4)	Form 8-K dated September 9, 2004 (incorporated by reference to Form 8-K filed by Datakey, Inc. on September 10, 2004.)
(a)(5)	Press Release issued by SafeNet, Inc. dated September 9, 2004 (incorporated by reference to the press release under cover of Schedule TO filed by SafeNet, Inc. on September 10, 2004.)
(e)(1)	Offer to Purchase dated September 21, 2004 filed as Exhibit(a)(1) to Schedule TO filed by SafeNet, Inc. and Snowflake Acquisition Corp. on September 21, 2004.
(e)(2)	Agreement and Plan of Merger, dated September 9, 2004, by and among Datakey, Inc., Snowflake Acquisition Corp. and SafeNet, Inc. (incorporated by reference to Exhibit(d)(1) to the Schedule TO of SafeNet, Inc. and Snowflake Acquisition Corp. filed on September 21, 2004.)
(e)(3)	Section 14(f) Information Statement of Datakey, Inc. dated September 21, 2004 (included as Annex I to this Statement).
(g)	None.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ TIMOTHY L. RUSSELL _______________________________________ (Timothy L. Russell, Chief Executive Officer
(principal executive officer)

September 20, 2004
_______________________________________ (Date)

Annex I

Datakey, Inc.

407 West Travelers Trail
Burnsville, MN 55337

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

No vote or other action of the Company’s shareholders

is required in connection with this Information Statement,
no proxies are being solicited and
you are requested not to send the Company a proxy.

      This information statement is being mailed on or about September 21, 2004 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) of Datakey, Inc., a Minnesota corporation (“Datakey”). You are receiving this Information Statement in connection with the possible election of persons designated by Snowflake Acquisition Corp., a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of SafeNet, Inc., a Delaware corporation (“SafeNet”), to a majority of seats on the Board of Directors of Datakey (“Datakey Board” or “Datakey Board of Directors”).

      On September 9, 2004, Datakey entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SafeNet and Purchaser, pursuant to which Purchaser has commenced a tender offer to purchase (i) all of the outstanding shares of Datakey Common Stock, par value $.05 per share, at a price of $.65 per share (the “Offer Price”), and (ii) all the shares of Datakey Convertible Preferred Stock, liquidation value $2.50 per share, at a price of $2.50 per share, both of which are net to the seller in cash upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated September 21, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of Datakey and are filed as Exhibits to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by SafeNet and Purchaser with the Securities and Exchange Commission (the “Commission”) on September 21, 2004. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Minnesota Business Corporation Act (the “MBCA”), Purchaser will be merged with and into Datakey (the “Merger”). Following consummation of the Merger, Datakey will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of SafeNet. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by SafeNet, any of its subsidiaries, including Purchaser) of Datakey, and Shares held by shareholders of Datakey who properly demand appraisal and comply with the applicable provisions of the MBCA relating to dissenters’ rights of appraisal) will be converted into the right to receive the same amount of cash per Share that is paid pursuant to the Offer (the “Merger Consideration”).

      Under the Merger Agreement, Datakey has agreed that effective upon acceptance for payment by Purchaser of Shares pursuant to the Offer (subject to certain conditions), Purchaser shall be entitled to designate the number of directors on the Company’s Board of Directors that equals the product of the number of directors on the Company’s Board of Directors (giving effect to the election of additional directors) and the ratio that the number of Shares purchased and paid for bears to the total number of Shares then outstanding, and the Company shall take all action necessary, either by increasing the size of the Board or securing the resignation of directors to enable Purchaser’s designees (the “Purchaser Designees”) to be elected to the Board. The Company will also use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Board of each committee of the Board. Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there shall remain until the Effective Time at least two members of Datakey’s Board who were also directors as of September 9, 2004, and such directors must not be employees of Datakey and must be “disinterested” as defined in Section 302A.673, Subd. 1(d) of the MBCA.

      The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex I, which was filed by Datakey with the Commission on September 21, 2004 and which is being mailed to shareholders of Datakey along with this Information Statement.

      Upon consummation of the Offer, Purchaser has the right to elect or appoint a number of directors, proportionately to its ownership of Datakey Shares, but it has not yet named such persons. The directors and executive officers of SafeNet, Inc. identified on Schedule I to the Offer to Purchase, a copy of which is being mailed to shareholders together with this Schedule 14D-9, may be elected or appointed to Datakey’s Board of Directors. The information regarding such other directors and executive officers is incorporated by reference herein. Datakey expects that the Purchaser Designees will constitute the majority of the Datakey’s Board of Directors. The directors who will resign have not yet been identified.

      You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

      This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The information contained in this Information Statement concerning Purchaser, SafeNet, Inc. and the Purchaser Designees has been furnished to Datakey by such persons, and Datakey assumes no responsibility for the accuracy or completeness of such information.

      Pursuant to the Merger Agreement, Purchaser will commence the Offer on Tuesday, September 21, 2004. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, October 19th, unless Purchaser extends it.

OUTSTANDING SHARES AND VOTING RIGHTS

      As of September 15, 2004, the outstanding voting capital stock of Datakey consisted of 11,767,254 shares of common stock, par value $.05 per share, and 150,000 shares of convertible preferred stock issued and outstanding. The holders of common stock are entitled to one vote for each share held, and the holders of convertible preferred stock are entitled to one vote for each share of common stock that such convertible preferred stock is convertible into, which is currently 273,723 shares of common stock.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

      The following table sets forth the number of shares of the Company’s Common Stock and Convertible Preferred Stock beneficially owned by (i) each director of the Company; (ii) each of the named executive officers in the Summary Compensation Table; (iii) all directors and executive officers as a group; and (iv) to the best of the Company’s knowledge, all beneficial owners of more than 5% of the outstanding shares of each class of the Company’s stock as of the date of this Information Statement. Unless otherwise indicated, the shareholders listed in the table have sole voting and investment power with respect to the shares indicated.

				Convertible Preferred
	Common Stock(2)			Stock

Name (and Address of 5% Owners)			Percent		Percent
or Identity of Group(1)	Shares		of Class	Shares	of Class

Timothy L. Russell	200,022	(3)	1.7%	—	—
Terrence W. Glarner	27,102	(4)	*	—	—
Thomas R. King	33,450	(5)	*	—	—
Eugene W. Courtney	42,500	(6)	*	—	—
Christopher A. Schwartzbauer	18,750	(7)	*	—	—
Carl P. Boecher	11,794		*	—	—
Alan G. Shuler	192,570	(8)	1.6%	—	—
Colleen M. Kulhanek	108,606	(9)	*	—	—
Perkins Capital Management, Inc.	3,473,536	(10)	26.3%	—	—
Raymond A. Lipkin	2,296,500	(11)	17.1%	—	—
Special Situations	1,045,933	(12)	8.2%	—	—
Norwest Equity Partners V	764,239	(13)	6.3%	150,000	100%
All Directors and Executive Officers as a Group (5 persons)	321,822	(14)	2.7%	—	—

*	Less than 1% of the outstanding shares of common stock.

(1)	The addresses of the more than 5% holders are: Norwest Equity Partners V — 3600 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402; Special Situations — 153 East 53rd Street, 55th Floor, New York, NY 10022; Perkins Capital Management, Inc. — 730 East Lake Street, Wayzata, MN 55391-1769; and Raymond A. Lipkin — 161 Ferndale Avenue S., Wayzata, MN 55391.

(2)	Under the rules of the Commission, shares not actually outstanding are nevertheless deemed to be beneficially owned by a person if such person has the right to acquire the shares within 60 days. Pursuant to such SEC rules, shares deemed beneficially owned by virtue of a person’s right to acquire them are also treated as outstanding when calculating the percent of class owned by such person and when determining the percentage owned by a group.

(3)	Includes 195,609 shares which may be purchased by Mr. Russell upon exercise of currently exercisable options.

(4)	Includes 22,500 shares which may be purchased by Mr. Glarner upon exercise of currently exercisable options.

(5)	Includes 22,500 shares which may be purchased by Mr. King upon exercise of currently exercisable options.

(6)	Represents 5,000 shares owned jointly by Mr. Courtney and his spouse and 37,500 shares which may be purchased by Mr. Courtney upon exercise of currently exercisable options.

(7)	Represents shares which may be purchased by Mr. Schwartzbauer upon exercise of currently exercisable options.

(8)	Includes 174,070 shares which may be purchased by Mr. Shuler upon exercise of currently exercisable options.

(9)	Includes 92,818 shares which may be purchased by Ms. Kulhanek upon exercise of currently exercisable options.

(10)	Represents shares, including 1,201,000 shares which may be purchased upon currently exercisable warrants, and 248,000 shares which may be acquired upon conversion of convertible promissory notes, held for clients of Perkins Capital Management, Inc. (“Perkins”). Perkins has sole power to dispose or direct the disposition of all of the shares. Perkins has sole power to vote or direct the vote for 393,919 of the shares and has no power to vote or direct the vote of the remaining shares. The Company has relied on information contained in a Schedule 13G Amendment filed with the Securities and Exchange Commission on March 4, 2004.

(11)	Includes (i) 1,256,000 shares which may be purchased by Mr. Lipkin upon exercise of currently exercisable warrants, (ii) 400,000 shares which may be acquired upon conversion of a convertible note, (iii) 20,000 shares held by Mr. Lipkin’s daughter, which shares Mr. Lipkin has dispositive power and shared voting power, and (iv) 90,000 shares held by KOLOA Limited Partnership, of which Mr. Lipkin is the Managing Partner and as such has voting power over the shares. The Company has relied on information contained in a Schedule 13D Amendment filed on October 27, 2003 with the Securities and Exchange Commission.

(12)	Represents (i) 509,500 shares issuable upon exercise of a currently exercisable warrant held by Special Situations Fund III, L.P. (“Fund III”); (ii) 233,800 shares issuable upon exercise of a currently exercisable warrant held by Special Situations Private Equity Fund, L.P. (“Equity Fund”); (iii) 36,658 shares issuable upon exercise of a currently exercisable warrant held by Special Situations Technology Fund, L.P. (“Technology Fund”); (iv) 133,409 shares issuable upon exercise of a currently exercisable warrant held by Special Situations Technology Fund II, L.P. (“Technology Fund II”); and (v) 132,566 shares issuable upon exercise of a currently exercisable warrant held by Special Situations Cayman Fund, L.P. (“Cayman Fund”). MGP Advisers Limited Partnership (“MGP Advisers”) is the general partner and investment adviser to Fund III. MG Advisers, L.L.C. (“MG Advisers”) is the General Partner of and investment adviser to the Equity Fund; SST Advisers, L.L.C. (“SST Advisers”) is the General Partner of and investment adviser to the Technology Fund and Technology Fund II; and AWM Investment Company, Inc. (“AWM Investment”) is the General Partner of and investment adviser to the Cayman Fund, as well as the general partner of MGP Advisers. Austin W. Marxe and David Greenhouse, in their capacities as members and/or principal equity owners of MGP Advisers, MG Advisers, SST Advisers and AWM Investment, share the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares. The Company has relied on information contained in a Schedule 13G Amendment filed with the Securities and Exchange Commission on February 13, 2004.

(13)	Includes 273,723 shares which may be acquired by Norwest Equity Partners V (“Norwest Equity”), a limited partnership, upon conversion of convertible preferred stock. Norwest Equity has sole voting and investment power over the shares it holds; Itasca Partners V, L.L.P. (“Itasca”) is the general partner of Norwest Equity, and John E. Lindahl, George J. Still Jr. and John P. Whaley are the general partners of Itasca, all of whom may be deemed to beneficially own the shares held by Norwest Equity. The Company has relied on information contained in a Schedule 13D Amendment dated May 15, 2000 and filed by Norwest Equity, Itasca and Messrs. Lindahl, Still and Whaley with the Securities and Exchange Commission and other information provided to the Company.

(14)	Includes 296,859 shares which may be purchased by the current executive officers and directors upon exercise of currently exercisable options.

EQUITY COMPENSATION PLAN INFORMATION

      The following table provides information concerning our equity compensation plans as of December 31, 2003.

			Number of securities remaining
	Number of securities to be	Weighted average	available for future issuance under
	issued upon exercise of	exercise price of	equity compensation plans
	outstanding options,	outstanding options,	(excluding securities reflected in
Plan Category	warrants and rights	warrants and rights	column (a))

	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,595,279	$2.81	212,150 (1)
Equity compensation plans not approved by security holders(2)(3)	35,000	$3.63	50,000

TOTAL	1,630,279	$2.81	262,150

(1)	Includes 83,876 shares available for issuance under our 1998 Employee Stock Purchase Plan.

(2)	Our shareholders were not asked to approve the 1994 Consultant Stock Option Plan (the “1994 Plan”), which we adopted in 1994. The 1994 Plan provides for the granting of stock options to distributors, consultants, sales agents and dealers who are not employees of Datakey, which options can be granted with such terms as determined by the Board of Directors. There is only one outstanding option under the 1994 Plan, which option was granted at the fair market value on the date of grant, became exercisable in three annual increments and expires on October 31, 2005. No options have been granted pursuant to the 1994 Plan since November 1995.

(3)	Does not include ten-year nonqualified stock options to acquire a total of 606,750 shares of our Common Stock which were granted on February 10 and 23, 2004 which were granted outside of our 1997 Stock Option Plan at the fair market value on the dates of grant. With the exception of one nonqualified option to acquire 100,000 shares of our Common Stock which becomes exercisable in three annual increments, the options become exercisable in two annual increments.

CURRENT DATAKEY DIRECTORS

      Pursuant to the terms of a stock purchase agreement, Norwest Equity Partners V (“Norwest Equity”) has the right to designate an individual for one directorship on the Company’s Board of Directors, but it has not advised the Company that it intends to designate such a director.

      Following is information about all current directors of the Company:

Names, Principal Occupations for the Past Five Years and

Selected Other Information Concerning the Current Directors

		Director
Name	Principal Occupation	Since	Age

Thomas R. King	Shareholder of Fredrikson & Byron, P.A.,	1980	63
(Class I)	Attorneys at Law
Timothy L. Russell	President and Chief Executive Officer of Datakey	2003	44
(Class I)
Eugene W. Courtney	Independent Management Consultant	1995	68
(Class II)
Terrence W. Glarner	President of West Concord Ventures, Inc.	1992	60
(Class III)

      Mr. King has engaged in the private practice of law in Minneapolis, Minnesota since 1965. He is a shareholder of Fredrikson & Byron, P.A., which serves as general counsel to the Company. Mr. King has served as Secretary to the Company since 1980.

      Mr. Russell has served as President and Chief Executive Officer of the Company since March 3, 2003, prior to which, he served as the Company’s Vice President and General Manager, Information Security Solutions since joining the Company in August 1999. From August 1994 to August 1999, Mr. Russell served in various senior management positions, most recently as Vice President, Americas Channel Sales, for Secure Computing Corporation, an information security company. Prior to 1994, Mr. Russell held various management and software engineering positions at Ceridian/ Control Data.

      Mr. Courtney has served as an independent management consultant since December 1998. From October 1999 to February 2001, he served as President and Chief Executive Officer of RSI Systems, Inc., a company that designs, manufactures and distributes videoconferencing systems. Mr. Courtney served as Chief Executive Officer of HEI, Inc., a company which designs and manufactures microelectronics, from 1990 until December 1998. Mr. Courtney also served as HEI’s President from 1990 to July 1998 and as its Executive Vice President from 1988 to 1990. Mr. Courtney also serves as a director of Waters Instruments, Inc.

      Mr. Glarner has served as President of West Concord Ventures, Inc., a venture capital firm, since February 1993. Mr. Glarner also serves as a consultant to Norwest Venture Capital Management, Inc., an entity affiliated with Norwest Growth Fund, Inc. From 1976 to January 1993, he was employed by North Star Ventures, Inc., serving as President from February 1988 to January 1993. Prior to 1976, Mr. Glarner was Vice President of Dain Bosworth (n/k/a RBC Dain Rauscher). Mr. Glarner also serves as a director of FSI International, Inc., Aetrium, Inc., NVE Corporation and Bremer Financial Corporation.

POTENTIAL PURCHASER DESIGNEES FOR DIRECTOR

Directors of Snowflake Acquisition Corp. (Purchaser)

      Anthony A. Caputo, 62, the Chairman and Chief Executive Officer of SafeNet, has served as the Chief Executive Officer since 1987 and a director of SafeNet since November 1986. Until 1986, Mr. Caputo was CEO of TACT Technology, a network security firm that he founded in 1982. Mr. Caputo has over 30 years experience in the computer industry, in Marketing and management capacities. In June 1993, Mr. Caputo was named Maryland’s High Tech Entrepreneur of the Year.

      Carole D. Argo, 43, joined SafeNet in July 1999 as Senior Vice President and Chief Financial Officer. Ms. Argo was appointed Secretary and Treasurer in January 2000. In 2004, Ms. Argo was appointed President and Chief Operating officer. Prior to joining SafeNet, Ms. Argo was Chief Financial Officer of Optelecom, Inc., a public company focusing on providing fiber optic equipment for video transmission, from August 1998 to July 1999. Previously, Ms. Argo was the Vice President of Finance and Operations for Byk Gardner, a color and appearance instrumentation company, for eight years. Ms. Argo has seven years of public accounting experience as an audit professional, most recently as an Audit Manager at Deloitte and Touche, LLP. She is a Certified Public Accountant and holds a Masters of Business Administration from Loyola College of Maryland and a Bachelor of Science in Accounting from the University of Arizona.

Executive Officers of Snowflake Acquisition Corp. (Purchaser)

      Anthony A. Caputo, Chief Executive Officer (See biography under “Directors of Snowflake Acquisition Corp.”)

      Carole D. Argo, President (See biography under “Directors of Snowflake Acquisition Corp.”)

      Ken Mueller, 51, joined SafeNet from Microsoft Corp. where he held the position of chief financial officer, Microsoft Business Solutions. Mueller has over 20 years of senior finance experience working in high growth tech companies like Platinum Technology, Galileo International, Apple Computer, and Digital Equipment. In addition, he helped build two start-up companies. Mueller received a Bachelor of Science degree from Northwestern University and a Masters in Business Administration from DePaul University. He is also a Certified Public Accountant.

DATAKEY EXECUTIVE OFFICERS

      The name, age and position of each of the Company’s current executive officers are listed below.

Name	Position	Age

Timothy L. Russell	President, Chief Executive Officer and Director	44
David A. Feste	Vice President and Chief Financial Officer	53
Christopher A. Schwartzbauer	Vice President, Sales and Business Development	38

      See “Current Datakey Directors” above for the biography of Timothy L. Russell.

      David A. Feste joined Datakey in February 2004 as Vice President and Chief Financial Officer. From February 2000 through March 2003, Mr. Feste was Vice President, Chief Financial Officer and Secretary of CIMA LABS INC., a specialty pharmaceutical company based in Minneapolis. From 1995 to 1999, Mr. Feste was Vice President and Chief Financial Officer for Orphan Medical, Inc., a specialty pharmaceutical company based in Minneapolis. Mr. Feste served as a financial consultant and in various roles, most recently as Corporate Vice President of Financial Services and Audit, with Tonka Corporation.

      Christopher A. Schwartzbauer has served as Vice President, Sales and Business Development since June 2003. From February 2002 to June 2003, Mr. Schwartzbauer served as Vice President, Sales and Marketing for ObjectFX Corporation, a manufacturer of mapping software. From April 1996 to November 2001, Mr. Schwartzbauer served as Vice President, Sales and Business Development for Secure Computing Corporation, a manufacturer of security software.

DATAKEY CORPORATE GOVERNANCE

Board and Committee Meetings

      The Board of Directors held six (6) meetings during 2003. No director attended less than 75% of the meetings of the Board and any committee of which the director was a member. The Company has two standing committees, an Audit Committee and a Compensation and Stock Option Committee, the members of which are all independent members of the Board.

      Audit Committee. The members of the Audit Committee are Terrence W. Glarner, Eugene W. Courtney and, until his resignation in August 2003, Gary R. Holland. Mr. Glarner has been named as the “audit committee financial expert” as defined by Item 401(e) of Regulation S-B under the Securities Act of 1933. Mr. Glarner is a Chartered Financial Analyst, whose experience includes responsibility for the preparation of financial statements in his position as Chief Executive Officer and tracking financial statements as a securities analyst and a venture capitalist. We acknowledge that the designation of Mr. Glarner as the Audit Committee financial expert does not impose on Mr. Glarner any duties, obligations or liabilities that are greater than the duties, obligations and liability imposed on Mr. Glarner as a member of the Audit Committee and the Board of Directors in the absence of such designation. The Audit Committee recommends to the Board of Directors the selection of independent accountants and reviews the internal accounting controls of the Company. The Audit Committee met four (4) times during 2003.

      Compensation Committee. The Compensation Committee is currently composed of two non-employee directors, Messrs. Terrence W. Glarner and Eugene W. Courtney. This committee recommends to the Board of Directors from time to time the salaries to be paid to executive officers of the Company and any plan for additional compensation it deems appropriate and administers the Company’s stock option plans. The Compensation and Stock Option Committee met once during 2003.

Director Nomination Policy

      The Company does not have a nominating committee. The full Board of Directors nominates candidates for membership on the Board of Directors. The Board has not adopted a formal policy with respect to the nomination process; however, shareholders can make director nominee recommendations to the Board for consideration. The Company may require any proposed nominee to furnish such information as it may reasonably require to determine the eligibility of a proposed nominee.

Communications with the Board

      Shareholders may communicate directly with the Board of Directors. All communications should be directed to our Chief Financial Officer at the address below and should prominently indicate on the outside of the envelope that it is intended for the Board of Directors or for non-management directors. If no director is specified, the communication will be forwarded to the entire Board. The communication will not be opened before being forwarded to the intended recipient, but it will go through normal security procedures. Shareholder communications to the Board should be sent to:

David A. Feste, Chief Financial Officer

Datakey, Inc.
407 West Travelers Trail
Minneapolis, MN 55337

Compensation of Directors

      Directors’ Fees. The Chairman of the Board, Mr. Courtney, currently receives a $2,500 annual retainer, temporarily waiving his right to the $7,500 retainer approved for the Chairman. All other independent Board members receive a $2,500 annual retainer. During 2003, each independent Board member also received $1,000 for attendance at each meeting of the Board of Directors, $750 for attendance at each Audit Committee meeting and $500 for attendance at each Compensation Committee meeting. Mr. Courtney provided consulting services to Datakey from March 2003 through May 2003, for which he was paid $22,500.

      Stock Option Grants to Non-Employee Directors. The Company’s 1997 Stock Option Plan provides for automatic option grants to each director who is not an employee of the Company (a “Non-Employee Director”). Each Non-Employee Director who is elected for the first time as a director is automatically granted a nonqualified option to purchase 15,000 shares of the common stock, which option is exercisable to the extent of 3,000 shares immediately and on each of the first four anniversaries of the date of grant. Each Non-Employee Director who is re-elected as a director of the Company or whose term of office continues after a meeting of shareholders at which directors are elected shall, as of the date of such re-election or shareholder meeting, automatically be granted an immediately exercisable nonqualified option to purchase 2,500 shares of the common stock. No director shall receive more than one option to purchase 2,500 shares pursuant to the formula plan in any one fiscal year. All options granted pursuant to these provisions have a per share exercise price equal to 100% of the fair market value of the common stock on the date of grant and expire on the earlier of (i) three months after the optionee ceases to be a director (except by death) and (ii) ten (10) years after the date of grant. Notwithstanding the foregoing, in the event of the death of a Non-Employee Director, any option granted to such Non-Employee Director pursuant to this formula plan may be exercised at any time within six months of the death of such Non-Employee Director or on the date on which the option, by its terms expires, whichever is earlier.

DATAKEY EXECUTIVE COMPENSATION

Summary Compensation Table

      The following table sets forth all cash compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued, during each of the Company’s last three fiscal years to each person serving as Chief Executive Officer during fiscal 2003 and to the other persons who served as executive officers during fiscal 2003 whose total annual salary and bonus paid or accrued during fiscal 2003 exceeded $100,000.

		Annual Compensation				Long Term
	Fiscal					Compensation	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other ($)		Options	Compensation ($)

Timothy L. Russell	2003	159,926	—	1,190	(1)	90,000	294	(2)
President and	2002	152,250	12,188	1,144		37,418	1,980
Chief Executive Officer	2001	145,000	13,120	1,075		42,920	1,896
Christopher A. Schwartzbauer	2003	75,577	24,500	392	(1)	75,000	58	(2)
Vice President, Sales and Business Development(3)
Carl P. Boecher	2003	298,462	—	2,674	(1)	37,500	1,240	(2)
Former President and	2002	210,000	14,896	2,674		84,273	4,911
Chief Executive Officer	2001	200,000	16,399	2,621		91,139	4,049
Alan G. Shuler	2003	139,587	—	2,235	(1)	15,000	1,680	(2)
Former Vice President and	2002	141,750	9,480	2,546		35,563	3,648
Chief Financial Officer	2001	135,000	9,840	1,927		39,702	2,326
Colleen M. Kulhanek	2003	124,077	—	1,374	(1)	15,000	266	(2)
Former Vice President of	2002	122,400	6,771	1,325		33,708	1,925
Corporate Marketing	2001	120,000	6,560	1,244		36,485	1,860

(1)	Represents reimbursement for taxes on supplemental benefits.

(2)	Represents term insurance premium paid by Datakey (Mr. Russell — $206, Mr. Schwartzbauer — $58, Mr. Boecher — $1,119, Mr. Shuler — $1,598 and Ms. Kulhanek — $193) and 401(K) plan matching contribution (Mr. Russell — $88, Mr. Boecher — $121, Mr. Shuler — $82 and Ms. Kulhanek — $73); does not include the supplemental disability insurance premium paid by the Company for each officer listed in an amount ranging from $750 to $3,973.

(3)	Mr. Schwartzbauer began employment with Datakey on June 30, 2003.

Option Grants During Fiscal 2003

      The following table provides information regarding stock options granted during fiscal 2003 to the named executive officers in the Summary Compensation Table. The Company has not granted any stock appreciation rights.

	Number of Shares		Percent of Total Options	Exercise or
	Underlying Options		Granted to Employees	Base Price	Expiration
Name	Granted		in Fiscal Year	Per Share(1)	Date

Timothy L. Russell	15,000	(2)	3.8%	$1.42	12/31/12
	75,000	(3)	19.1%	$0.76	05/04/13
Christopher A. Schwartzbauer	75,000	(4)	19.1%	$0.70	06/29/13
Carl P. Boecher	37,500	(2)	9.6%	$1.42	12/31/12
Alan G. Shuler	15,000	(2)	3.8%	$1.42	12/31/12
Colleen M. Kulhanek	15,000	(2)	3.8%	$1.42	12/31/12

(1)	Options are granted at the closing sale price for the Company’s common stock on the date of grant.

(2)	The option was granted on January 1, 2003 and is exercisable to the extent of one-third of the shares on each of the first three anniversary dates.

(3)	The option was granted on May 5, 2003 and is exercisable to the extent of one-fourth of the shares on each of the first four anniversary dates.

(4)	The option was granted on June 30, 2003 and is exercisable to the extent of one-fourth of the shares on each of the first four anniversary dates.

Option Exercises During Fiscal 2003 and Fiscal Year-End Option Values

      The following table provides information as to options exercised by the named executive officers in the Summary Compensation Table during fiscal 2003 and the number and value of options at December 31, 2003. The Company has no outstanding stock appreciation rights.

			Number of	Value of Unexercised
			Unexercised Options at	In-the-Money Options at
	Shares		December 31, 2003	December 31, 2003
	Acquired	Value	Exercisable/	Exercisable/
Name	on Exercise	Realized(1)	Unexercisable	Unexercisable(1)

Timothy L. Russell	—	—	161,859 exercisable	$1,884 exercisable
			106,250 unexercisable	$ 0 unexercisable
Christopher A. Schwartzbauer			18,750 exercisable	$ 0 exercisable
			191,250 unexercisable	$ 0 unexercisable
Carl P. Boecher	—	—	319,301 exercisable	$ 0 exercisable
			163,611 unexercisable	$ 0 unexercisable
Alan G. Shuler	—	—	119,070 exercisable	$ 0 exercisable
			86,667 unexercisable	$ 0 unexercisable
Colleen M. Kulhanek	—	—	64,193 exercisable	$ 0 exercisable
			64,625 unexercisable	$ 0 unexercisable

(1)	Value is calculated on the basis of the difference between the option exercise price and the closing sale price for the Company’s common stock at exercise date or year-end, as the case may be, multiplied by the number of shares underlying the option.

Employment Contracts and Termination of Employment Arrangements

      Timothy L. Russell. The Company entered into a one-year employment agreement effective as of May 1, 2003 with Timothy L. Russell, our President and Chief Executive Officer. The agreement automatically renews for successive one-year terms if a termination notice is not given by either party, and currently provides for an annual base salary of $160,000. The agreement provides that Mr. Russell is eligible to participate in the Annual Incentive Plan or any other bonus plan for executive officers. The agreement may be terminated with or without cause by either the Company or Mr. Russell by notice to the other 30 days prior to the end of a term. If Mr. Russell’s employment is not renewed at the end of any one-year term, or if he is terminated “without cause,” or if his employment is terminated within 12 months of a change of control, or if he resigns within 12 months of a change of control because of diminution of either position responsibilities or remuneration, Mr. Russell shall receive a severance payment equal to his annual salary in effect at the time of the change of control, payable in accordance with Datakey’s payroll periods, medical and dental coverage at the Company’s subsidized rates for 12 months and a cash bonus payment equal to four-times the average amount of his quarterly bonus paid to him during the prior four quarters. Mr. Russell has agreed not to compete with the Company for twelve months after termination.

      David A. Feste. The Company entered into a one-year employment agreement effective as of August 1, 2004 with David A. Feste, our Vice President and Chief Financial Officer. The agreement automatically renews for successive one-year terms if a termination notice is not given by either party, and currently provides for an annual base salary of $135,000. The agreement provides that Mr. Feste is eligible to participate in the Annual Incentive Plan, the Long-term Incentive Plan or any other bonus plan for executive officers. The agreement may be terminated with or without cause by either the Company or Mr. Feste by notice to the other 30 days prior to the end of a term. If Mr. Feste’s employment is not renewed at the end of any one-year term, or if he is terminated “without cause,” Mr. Feste shall receive a severance payment equal to his base monthly salary for six months and a cash bonus payment equal to two-times the average amount of his quarterly bonus paid to him during the prior four quarters, along with medical and dental coverage at the Company’s subsidized rates for the six-month severance period . If Mr. Feste is terminated or resigns within 12 months of a change of control because of diminution of either position responsibilities or remuneration, Mr. Feste shall receive a severance payment equal to his annual salary in effect at the time of the change of control, payable in accordance with Datakey’s payroll periods, medical and dental coverage at the Company’s subsidized rates for 12 months and a cash bonus payment equal to four-times the average amount of his quarterly bonus paid to him during the prior four quarters. Mr. Feste has agreed not to compete with the Company for twelve months after termination.

      Christopher A. Schwartzbauer. The Company entered into a one-year employment agreement effective as of June 30, 2003 with Christopher A. Schwartzbauer, our Vice President of Sales and Business Development. The agreement automatically renews for successive one-year terms if a termination notice is not given by either party. The agreement provides for an initial annual base salary of $150,000. The agreement provides for a quarterly performance bonus if Mr. Schwartzbauer achieves certain objectives. The agreement may be terminated with or without cause by either the Company or Mr. Schwartzbauer by notice to the other 30 days prior to the end of a term. If Mr. Schwartzbauer’s employment is not renewed at the end of any one-year term, or if he is terminated “without cause,” Mr. Schwartzbauer shall receive severance payments equal to his monthly base salary for six months, payable in accordance with Datakey’s payroll periods, medical and dental coverage at the Company’s subsidized rates for six months and a cash bonus payment equal to two-times the average amount of his quarterly bonus paid to him during the prior four quarters. If Mr. Schwartzbauer’s employment is terminated within 12 months of a change of control, or if he resigns within 12 months of a change of control because of diminution of either position responsibilities or remuneration, Mr. Schwartzbauer shall receive a severance payment equal to his annual salary in effect at the time of the change of control, payable in accordance with Datakey’s payroll periods, medical and dental coverage at the Company’s subsidized rates for 12 months and a cash bonus payment equal to four-times the average amount of his quarterly bonus paid to him during the prior four quarters. Mr. Schwartzbauer has agreed not to compete with the Company for twelve months after termination.

DATAKEY SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

      Based on the Company’s review of copies of forms filed with the Securities and Exchange Commission or written representations from certain reporting persons that no Forms 5 were required for those persons, in compliance with Section 16(a) of the Securities Exchange Act of 1934, the Company believes that during fiscal year 2003, all officers, directors, and greater than ten-percent beneficial owners complied with the applicable filing requirements.